Exhibit 99.1

CAMTEK DISCONTINUES PLANS FOR SECONDARY OFFERING, WITHDRAWS REGISTRATION STATEMENT

MIGDAL HA’EMEK, ISRAEL — July 12, 2004 — Camtek Ltd. (NASDAQ:CAMT) announced today that due to currently unsuitable market conditions, it has decided not to continue with its plans for a secondary offering.  Camtek has withdrawn the registration statement it had previously filed with the Securities and Exchange Commisssion.

Rafi Amit, Camtek’s CEO, commented, “We have found market conditions to be unfavorable for a secondary offering of our securities at the present time, and have thus decided to focus all of our management’s attention and resources on the challenges presented by our rapidly growing business.  We may reconsider our approach in the future, in accordance with prevailing market conditions.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd. designs, develops, manufactures, and markets automatic optical inspection systems and related products.  Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.  This press release is available at www.camtek.co.il.

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, as well as due to risks identified in the Company’s last Form 20-F and other documents filed by the Company with the SEC.

CAMTEK CONTACT:

Moshe Amit

Tel: +972-4-604-8308

Mobile: +972-5-469-4902

mosheamit@camtek.co.il